UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Statement Regarding Unusual Market Activity

SOS Limited (the “Company”) today issued the following statement pursuant to Section 202.03 of the NYSE Listed Company Manual in response to unusual trading activity in its securities on September 23, 2026. Following inquiries of management, the Company is not aware of any undisclosed information or business development that it believes would account for the trading activity. The Company cannot determine the reasons for the unusual trading activity by investors and will continue to disclose material developments in accordance with applicable requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 24, 2026

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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